UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 , 333-122937 and 333-138044 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Press release re Attunity Reports Fourth Quarter 2006 Results

The Company is furnishing a press release as exhibit 99.1 to this Form 6-K. This press release provides financial measures for net loss, basic and diluted loss per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net loss and loss per share and to compare it with historical net loss and lose per share prior to the adoption of FAS 123R by the Company effective January 1, 2006. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: January 24, 2007

Attunity Reports Fourth Quarter 2006 Results

Attunity Concludes it’s Transition Year

BURLINGTON MA, January 24, 2007 – Attunity, Ltd. (NASDAQ: ATTU), the leading provider of service-orientated software and solutions in the Workplace Applications market, today reported its financial results for the fourth quarter ended December 31st, 2006.

Financial highlights for the fourth quarter of 2006:

—	Revenues: $3,256,000, a decrease of 18% compared to $3,973,000 in the fourth quarter of 2005.
—	Net Loss – GAAP: $1,858,000, compared to $957,000 in the fourth quarter of 2005. Equity based compensation expenses in the amount of $205,000 are included in the fourth quarter of 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.
—	Net Loss - Non GAAP: $1,653,000, compared to $957,000 in the fourth quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses.
—	Loss per Diluted Share – GAAP: $0.08, compared to $0.06 in the fourth quarter of 2005. Equity based compensation expenses are included in the fourth quarter of 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.
—	Loss per Diluted Share – Non GAAP: $0.07, compared to $0.06 in the fourth quarter of 2005. Non-GAAP loss per share excludes equity based compensation expenses.

“Our plan for 2006 was for a year of significant transition.” stated Aki Ratner, Attunity CEO. “During the year we launched our second substantial release of Attunity InFocus, re-aligned our management team and re-armed our salesforce to focus on early customer wins for this strategic new product line. More importantly however, our expectations for initial market adoption of InFocus were exceeded, with several new customers in North America and Europe. Clearly we have built solid foundations for the future.”

Highlights of the Quarter
—	Largest US InFocus license deal to-date
—	New customer implementations for Attunity InFocus in Transportation and Manufacturing
—	Launched Attunity Integration Suite (AIS) V5.0, which included industry’s first Change Data Capture (CDC) Accelerator for SQL Server 2005 Integration Services (SSIS)
—	Major customer wins across industry segments, as represented by: Standard Life in Europe, South Eastern Freight and Dallas Semiconductors in the Americas, the Supreme Court of Korea in Asia, and South East Sydney Area Health in Australia.

Highlights of the Year
—	Secured several strategic bridgehead customers for Attunity InFocus
—	Re-aligned management team, re-built and re-focused salesforce
—	Signed and expanded several new strategic partnerships including Oracle, Business Objects, SAS, IBM and Microsoft
—	Launched Attunity InFocus 2.0, extending collaborative capabilities (with customer and analyst endorsements)
—	Raised $6 million in a private placement of ordinary shares and warrants.

“Moving forward, 2007 will be a key year for Attunity,” continued Mr. Ratner. “Having now laid the firm foundations for our new strategic direction, this coming year will be all about execution on that strategy. With the now proven market appetite for Attunity InFocus, we are well positioned to consolidate our first-to-market position, and exploit the new business imperative of better managing the ‘unstructured’, cognitive and knowledge-driven activities within organizations.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Web cast on Wednesday, January 24, 2007, at 10 a.m. EST. To participate in the call, U.S. callers can dial 866-356-4279 and international callers can dial + 1-617-597-5394 and enter the pass code 55235593 five minutes prior to the start time. The call will be available for replay through February 24, 2007 by dialing 888-286-8010 (in the US) or + 1-617-801-6888 (international) and entering the pass code 94020314. This call will also be broadcast live on the Internet. To register and view the Web cast, go to www.attunity.com/investor_relations. An online replay will be available approximately two hours after the call.

About Attunity
Attunity is the leading provider of service-orientated software and solutions in the Workplace Applications market.

Using Attunity’s software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Listed on Nasdaq (NASDAQ: ATTU), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners. For more information visit www.attunity.com

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. For example, when we discuss the role and capabilities of Attunity InFocus in the business applications market, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,080	$1,635
Restricted cash	143	70
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 31 and $ 83 at December 31, 2006 and December 31, 2005, respectively)	2,829	2,308
Other accounts receivable and prepaid expenses	632	1,269
Assets of discontinued operations	33	107

Total current assets	8,717	5,389

LONG-TERM PREPAID EXPENSES	102	175

SEVERANCE PAY FUND	925	705

PROPERTY AND EQUIPMENT, NET	939	751

SOFTWARE DEVELOPMENT COSTS, NET	4,434	4,173

GOODWILL	6,118	5,908

DEFERRED CHARGES, NET	118	254

Total assets	$21,353	$17,355

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2006	December 31, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$2,022	$41
Trade payables	523	758
Deferred revenues	2,454	2,440
Employees and payroll accruals	1,260	1,163
Accrued expenses and other liabilities	1,077	1,890
Liabilities of discontinued operations	-	36

Total current liabilities	7,336	6,328

LONG-TERM LIABILITIES:
Convertible debt	418	677
Long-term debt	23	7
Accrued severance pay	1,264	1,043

Total long-term liabilities	1,705	1,727

SHAREHOLDERS' EQUITY:
Share capital	720	584
Additional paid-in capital	102,772	93,355
Accumulated other comprehensive loss	(569)	(512)
Accumulated deficit	(90,611)	(84,127)

Total shareholders' equity	12,312	9,300

Total liabilities and shareholders' equity	$21,353	$17,355

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005

Revenues:
Software licenses	$6,652	$8,356	$1,525	$2,313
Maintenance and services	6,696	6,793	1,731	1,660

	13,348	15,149	3,256	3,973

Operating expenses:
Cost of revenues	2,404	(* 3,209	640	(* 772
Research and development, net	3,872	2,671	1,004	914
Selling and marketing	9,555	(* 9,370	2,528	(* 2,382
General and administrative	2,959	2,192	632	563
Liquidation damages related to January private placement	-	200	-	-

Total operating expenses	18,790	17,642	4,804	4,631

Operating loss	(5,442)	(2,493)	(1,548)	(658)

Financial expenses, net	(883)	(790)	(250)	(202)
Other income (loss)	15	(52)	15	(60)

Loss before income taxes	(6,310)	(3,335)	(1,783)	(920)
Taxes on income	(174)	(165)	(75)	(127)

Loss from continued operations	(6,484)	(3,500)	(1,858)	(1,047)
Discontinued operations:
Profit (loss) on disposal of business	-	(290)	-	90

Net loss	$(6,484)	$(3,790)	$(1,858)	$(957)

Basic and diluted net loss per share from continued operations	$(0.34)	$(0.21)	$(0.08)	$(0.06)

Basic and diluted net loss per share from discontinued
operations, net of income taxes	$(0.00)	$(0.02)	$(0.00)	$0.00

Basic and diluted net loss per share	$(0.34)	$(0.22)	$(0.08)	$(0.06)

Weighted average number of shares used in computing basic and
diluted net loss per share	19,333	16,939	23,167	17,246

(* Reclassified

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005

(*) The above items are inclusive of the following
equity-based compensation expenses resulting under
SFAS 123(R):
Equity-based compensation expense included in "Research
and development"	159	-	5	-
Equity-based compensation expense included in "Selling
and marketing"	248	-	67	-
Equity-based compensation expense included in "General
and administrative"	500	-	133	-

	$907	$-	$205	$-

Net basic and diluted equity-based compensation expense,
per share:	$0.05	$-	$0.01	$-

The effect of stock-based compensation: The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified–prospective transition method.